FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

(Print or Type Responses)

1. Name and Address of Reporting Person* Goolsby, Michelle P.	2. Issuer Name and Ticker or Trading Symbol Dean Foods Company (DF)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                                       10% Owner
X Officer (give title below)          Other (specify below)

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

(Last) (First) (Middle) 2515 McKinney Avenue, Suite 1200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 08-30-02	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(Street) Dallas, TX 75201		5. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	08/16/02	M		5,600	A	17.6875		D
Common Stock	08/16/02	M		5,600	D	37.5000		D
Common Stock	08/30/02	J		62.165	A	32.1725(1)	9,776.534	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number	(Over) SEC 1474 (3-99)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Excercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	$17.6875	08/16/02	M			5,600(2)		01/29/09	Common Stock	5,600		0	D
Incentive Stock Option (right to buy)	$21.5625							01/22/11	Common Stock	9,316		9,316	D
Incentive Stock Option (right to buy)	$30.5250							01/14/12	Common Stock	3,276		3,276	D
Non-Qualified Stock Option (right to buy)	$17.1250							06/04/09	Common Stock	10,000		10,000	D
Non-Qualified Stock Option (right to buy)	$17.6875							01/29/09	Common Stock	2,400		2,400	D
Non-Qualified Stock Option (right to buy)	$18.7188							01/04/10	Common Stock	58,668		58,668	D(3)

Explanation of Responses:

(1) Shares purchased through Issuer's Employee Stock Purchase Plan.
(2) The shares of common stock subject to the Option shall vest ratably in three equal increments commencing on the first anniversary of the grant date.
(3) Additional Options are reported on second Form 4 filed for 08-30-02 solely for the purpose of completing the list of Items on Table II.

Michelle P. Goolsby **Signature of Reporting Person	September 3, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.